Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276590

PROSPECTUS SUPPLEMENT NO. 12

To Prospectus dated May 2, 2024

Up to 18,041,060 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 3,913,043 Shares of Class A Common Stock Issuable Upon Conversion of Series A Preferred Stock

13,418,923 Shares of Class A Common Stock

3,874,394 Warrants

This prospectus supplement no. 12 supplements the prospectus dated May 2, 2024 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (Registration No. 333-276590). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The Prospectus relates to the issuance by us of up to an aggregate of 21,954,103 shares of our Class A Common Stock, consisting of (i) up to 14,166,666 shares of Class A Common Stock that are issuable upon the exercise of 14,166,666 Public Warrants originally issued by our predecessor company, Anzu, as part of its IPO of units at a price of $10.00 per unit, with each unit consisting of one share of Anzu Class A Common Stock and one-third of one Public Warrant; (ii) up to 3,874,394 shares of Class A Common Stock that are issuable upon the exercise of 3,874,394 Shortfall Warrants issued to the Meteora FPA Parties for no additional consideration pursuant to the Forward Purchase Agreement; up to 2,173,913 shares of Class A Common Stock issuable upon conversion of 2,500,000 shares of our Series A Convertible Preferred Stock, issued to the Sponsor concurrently with the Closing in a private exchange offer for 2,500,000 shares of Anzu’s Class B Common Stock, originally issued in connection with the IPO at a price of $0.002 per share; (iv) up to 869,565 shares of Class A Common Stock issuable upon conversion of an aggregate of 1,000,000 shares of Series A Preferred Stock, which were issued to the PIPE Investors, each an affiliate of the Sponsor, in connection with the Closing at a price of $10.00 per share and have a conversion price of $11.50 per share; and (v) up to 869,565 shares of Class A Common Stock issuable upon conversion of 1,000,000 shares of Series A Preferred Stock, which were issued to GAT in connection with the Closing in exchange for the Legacy Envoy Bridge Note at a price of $10.00 per share and have a conversion price of $11.50 per share. We will receive the proceeds from any exercise of any Warrants, assuming the exercise in full of all of the Warrants for cash, but not from the sale of the shares of Class A Common Stock issuable upon such exercise.

The Prospectus and prospectus supplement also relate to the offer and sale from time to time by the Selling Securityholders named in the Prospectus of up to 3,874,394 Shortfall Warrants and up to 21,206,360 shares of Class A Common Stock, consisting of (i) up to 3,874,394 shares of Class A Common Stock that are issuable upon the exercise of 3,874,394 Shortfall Warrants issued to the Meteora FPA Parties for no additional consideration pursuant to the Forward Purchase Agreement; (ii) up to 2,173,913 shares of Class A Common Stock issuable upon conversion of 2,500,000 shares of Series A Preferred Stock, which were issued to the Sponsor concurrently with the Closing in a private exchange offer for 2,500,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share and have a conversion price of $11.50 per share; (iii) up to 869,565 shares of Class A Common Stock issuable upon conversion of an aggregate of 1,000,000 shares of Series A Preferred Stock, which were issued to the PIPE Investors in connection with the Closing at a price of $10.00 per share and have a conversion price of $11.50 per share; (iv) up to 869,565 shares of Class A Common Stock issuable upon conversion of 1,000,000 shares of Series A Preferred Stock, which were issued to GAT in connection with the Closing in exchange for the Legacy Envoy Bridge Note at a price of $10.00 per share and have a conversion price of $11.50 per share; (v) 2,000,000 shares of Class A Common Stock (1,000,000 of which remain unvested and subject to forfeiture and will vest upon the approval from the United States Food and Drug Administration of the Acclaim CI or upon a change of control of the Company) issued to the Sponsor concurrently with the Closing upon conversion of 2,000,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share; (vi) an aggregate of 125,000 shares of Class A Common Stock issued to Anzu’s former directors concurrently with the Closing upon conversion of 125,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share; (vii) an aggregate of 490,000 shares of Class A Common Stock issued to the Sponsor concurrently with the Closing upon conversion of 490,000 shares of Anzu Class B Common Stock and subsequently transferred by the Sponsor to certain third parties for no additional consideration pursuant to (a) side letter agreements, dated December 6, 2021, by and between the Sponsor and certain institutional investors and (b) extension support agreements, by and among Anzu, the Sponsor and several unaffiliated third parties; (viii) an aggregate of 8,512 shares of Class A Common Stock issued to the Meteora FPA Parties concurrently with the Closing for no additional consideration pursuant to the Forward Purchase Agreement; and (ix) an aggregate of 10,795,411 shares of Class A Common Stock issued to the Key Seller Stockholders concurrently with the Closing, and as consideration in the Business Combination, upon the conversion of an aggregate of 169,731,160 shares of Legacy Envoy Common Stock held by the Key Seller Stockholders into shares of Class A Common Stock. We will not receive any proceeds from the sale of Shortfall Warrants or Class A Common Stock by the Selling Securityholders pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of their Shortfall Warrants or Class A Common Stock. The Selling Securityholders may offer, sell or distribute all or a portion of their Shortfall Warrants and Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of Shortfall Warrants or Class A Common Stock by the Selling Securityholders pursuant to the Prospectus. We provide more information about how the Selling Securityholders may sell their Shortfall Warrants and Class A Common Stock in the section entitled “Plan of Distribution.”

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on December 17, 2024.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A Common Stock and Public Warrants are listed on The Nasdaq Capital Market under the symbols “COCH” and “COCHW,” respectively. On December 13, 2024, the closing price of our Class A Common Stock was $1.96 and the closing price for our Public Warrants was $0.06.

See the section entitled “Risk Factors” beginning on page 10 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 17, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2024

ENVOY MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40133	86-1369123
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4875 White Bear Parkway White Bear Lake, MN	55110
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 900-3277

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	COCH	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	COCHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01: Entry Into a Material Definitive Agreement

On December 11, 2024, Envoy Medical, Inc. (the “Company”) drew $5,000,000 under the promissory note (the “Note”) issued on August 27, 2024 by the Company to GAT Funding, LLC (“GAT”), an entity controlled by Glen Taylor, who is a member of the Company’s board of directors and controlling stockholder of the Company. The additional draw brings the aggregate principal amount owed under the Note to the maximum principal amount of $10,000,000.

As a commitment fee for the $5,000,000 draw under the Note, the Company issued GAT a warrant to purchase 500,000 shares of its Class A Common Stock (the “Warrant”). The Warrant has an exercise price of $2.20, equal to the closing price on the date of the draw, and a termination date of December 11, 2026.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K regarding the draw under the Loan Agreement is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K regarding the Warrant and the shares of Class A Common Stock issuable thereunder is incorporated by reference into this Item 3.02. The issuance of shares of the Company’s common stock underlying the Warrants will be made in reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D thereunder.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVOY MEDICAL, INC.

December 17, 2024	By:	/s/ David R. Wells
David R. Wells
Chief Financial Officer

2